OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zatara Capital Securities L.P. dba Global Digital Markets

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Newport Center Drive, Suite 50
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott P. Tarra	(949) 338-8192	starra@connexien.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars, Suite 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott P. Tarra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zatara Capital Securities L.P. dba Global Digital Markets, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RYAN CHASTAIN-ADAM NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature: [signature]

Title: Principal Financial Officer (PFO)

[signature]
Notary Public Ryan Chastain-Adam

My Commission Expires May 25, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

**FINANCIAL STATEMENTS AND REPORT
OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)**

**FOR THE PERIOD JANUARY 1, 2023
THROUGH JUNE 30, 2024**

Zatara Capital Securities L.P.

dba Global Digital Markets

(A Limited Partnership)

TABLE OF CONTENTS





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Zatara Capital Securities L.P. dba Global Digital Markets:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zatara Capital Securities L.P. dba Global Digital Markets (the "Company") as of June 30, 2024, the related statements of operations, changes in partners' equity, and cash flows for the period January 1, 2023 through June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the period January 1, 2023 through June 30, 2024, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations and cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
September 30, 2024

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

<u>**ASSETS**</u>

Cash	$18,947
Other assets	0
Total assets	**$18,947**

<u>**LIABILITIES AND PARTNERS' EQUITY**</u>

LIABILITIES:

Current Liabilities: Accounts Payable	$0
Total liabilities	0
PARTNERS' EQUITY	18,947
Total liabilities and partners' equity	**$18,947**

The accompanying notes are an integral part of this statement.

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

STATEMENT OF OPERATIONS FOR THE PERIOD JANUARY 1, 2023 THROUGH JUNE 30, 2024

Revenues	
Private Placement Fees	$0
Advisory Fees	0
Total Revenues	0
Expenses	
Professional Fees	32,717
Occupancy	7,500
Regulatory Fees	4,139
Office Services and Other	790
State Franchise Taxes	800
Total Expense	45,946
Net Loss	($45,946)

The accompanying notes are an integral part of this statement.

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE PERIOD JANUARY 1, 2023
THROUGH JUNE 30, 2024

Balance, December 31, 2022	**$25,111**
Contributions	39,782
Distributions	0
Net Loss	(45,946)
Balance, June 30, 2024	**$18,947**

The accompanying notes are an integral part of this statement.

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2023
THROUGH JUNE 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (45,946)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accounts Payable	(36,380)
Net cash used by operating activities	(82,326)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Partner contributions	39,782
Net cash provided by financing activities	39,782
NET DECREASE IN CASH	(42,544)
CASH, at December 31, 2022	61,491
CASH, at June 30, 2024	$ 18,947

Non-cash Disclosures: During the period January 1, 2023, through June 30, 2024, Partner contributions of $39,782 consisted of non-cash forgiveness of debt conversion to Partners capital contributions**.**

Supplemental disclosure of cash flow information:
Cash paid during the year for:

      Interest $ 0
      Income taxes $ 800

ZATARA CAPITAL SECURITIES L.P.
dba Global Digital Markets
(A Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2023 THROUGH JUNE 30, 2024

NOTE 1 – ORGANIZATION

Organization and Nature of Business

Zatara Capital Securities LP dba Global Digital Markets (the "Company"), formerly Clear Capital Securities LP. was formed as a California Limited Partnership on July 11, 2019, and its principal place of business is located in Newport Beach, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

On August 17, 2023, the Company filed a Continuing Membership Application ("CMA") with FINRA to (i) remove its limited Capital Acquisition Broker (CAB) status so that it may offer traditional placements of private securities; and (ii) and enter into referral or introducing arrangements with other broker-dealers conducting private placements. On April 15, 2024, FINRA granted approval of the CMA as reflected in a new membership agreement between FINRA and the Company. On August 20, 2024, the Company underwent an ownership change whereas one owner surrendered all their shares, leaving a single owner, Digital BD, Inc., the grandparent, as the sole member of Digital BD Markets LLC, the parent.

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and also provides investment and management advisory services to private companies.

Going Concern

The Company is subject to a number of risks similar to those of early-stage companies, including our dependence on key individuals, uncertainty of product development and generation of revenues and positive cash flow, dependence on outside sources of capital, risks associated with research, development, testing, and competition against well-funded competitors. The attainment of profitable operations is dependent on future events, including obtaining adequate financing to support the Company's growth and operating activities and generating a level of revenues adequate to support the cost structure.

The Company has experienced net losses and has cash outflows from cash used in operating activities since early 2023. For the period of review which includes January 2023 through June 2024, the Company had net losses of $45,946 and net cash used in operating activities of $82,326. The Company expects to continue to incur net losses and have cash outflows for at least the next 12 months. The Company is dependent on its parent company to support its financing needs.

Management has evaluated the significance of the conditions described above in relation to the Company's ability to meet its obligations and concluded that the Company will continue to depend on its parent company to meet its obligations within one year from the date the financial statements were issued.

NOTE 1 – ORGANIZATION (Continued)

Going Concern (Continued)

The accompanying financial statements are prepared on a standalone single-entity basis and have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. As of June 30, 2024, the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability partnership and is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal taxes is included in the financial statements. The State of California imposes a minimum franchise tax of $800.

Accounts Receivable

The Company adopted the provisions to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable (Continued)

The Company will write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 3 – PARTNERS' CAPITAL

The Company is a limited partnership and, as such, no limited partner shall have any personal liability to the Company, any other partner or to any creditor of the Company for the debts of the Company beyond the amount contributed by the partner to the Company.

Contributions and withdrawals by partners may be made from time to time with the consent and approval of a majority interest of the partners as set forth in the Agreement. Profits and losses are, in general terms, allocated to the partners on a pro rata basis based on their respective partner interest.

NOTE 4 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 5 – RELATED PARTY TRANSACTIONS

Global Digital Markets, LLC as the general partner, provides office space and pays certain overhead expenses for the Company. Pursuant to an expense sharing agreement as of June 30, 2024, Digital BD Inc. has been paid $252,434 in rent and overhead expenses on behalf of the Company.

NOTE 6 – PROVISION FOR TAXES

The State of California requires limited liability partnerships to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include $800 in taxes paid for 2023.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. As of June 30, 2024, the Company had regulatory net capital of $18,947 which was $13,947 above the minimum requirement of $5,000.

NOTE 8 – ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. ASU 2014-09 does not have any material impact on the Company's financial condition or results of operations.

NOTE 9 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, there are no legal issues that arose throughout the audit period.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of f financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2024, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations. There were no new recent accounting pronouncements during the year ending June 30, 2024, that we believe would have a material impact on our financial position or results of operations.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

ZATARA CAPITAL SECURITIES LP
dba Global Digital Markets

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM CAPITAL RULE 15c3-1
JUNE 30, 2024

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act	
As of June 30, 2024	
Net Capital	
Total Partners' Equity	$18,947
Less Non-Allowable Assets	--
Net Capital Before Haircuts	$18,947
Less Haircuts	--
Net Capital	$18,947
Net minimum capital requirement of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater	$5,000
Excess Net Capital	$13,947
Reconciliation with Company's Net Capital Computation (Included in Part IIA of Amended Form X-17a5 as of June 30, 2024	There were no material differences noted in the Company's net capital computation at June 30, 2024

See report of independent registered public accounting firm.

ZATARA CAPITAL SECURITIES LP
dba Global Digital Markets
JUNE 30, 2024

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the period January 1, 2023, through June 30, 2024, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, but is in reliance on Footnote 74 of the SEC Release No. 34-70073,, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a “customer” under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the period January 1, 2023, through June 30, 2024, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, but is in reliance on Footnote 74 of the SEC Release No. 34-70073,, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Zatara Capital Securities L.P. dba Global Digital Markets:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Zatara Capital Securities L.P. dba Global Digital Markets does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Zatara Capital Securities L.P. dba Global Digital Markets' business activities including private placement of securities as a placement agent and investment and management advisory services to private companies, are in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the period January 1, 2023 through June 30, 2024. Zatara Capital Securities L.P. dba Global Digital Markets' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zatara Capital Securities L.P. dba Global Digital Markets' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
September 30, 2024

Zatara Capital Securities L.P.
dba Global Digital Markets

Exemption Report
For the Period January 1, 2023, through June 30, 2024

Zatara Capital Securities L.P. dba Global Digital Markets ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) investment and management advisory services to private companies. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company was in compliance throughout the period January 1, 2023, through June 30, 2024, without exception.

Zatara Capital Securities L.P. dba Global Digital Markets

I, Scott Tarra, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott Tarra
Title: PFO/FINOP

120 Newport Center Drive, Suite 50, Newport Beach, CA 92660